EXHIBIT 8.1

List of Principal Subsidiaries and Consolidated Affiliated Entities

Place of incorporation
Subsidiaries
CIAC/ChinaInterActiveCorp	Cayman Islands
Renren Gongying Inc.	Cayman Islands
Renren ZHCH Holdings Inc.	Cayman Islands
Renren Giantly Limited	Hong Kong
Chime Technologies, Inc.	Delaware, USA
Renren U.S. Holdco, Inc.	Delaware, USA
Trucker Path, Inc.	Delaware, USA
Lucrativ Inc.	Delaware, USA
Lofty US, Inc.	Arizona, USA
Renren Giantly Philippines Inc.	Philippines
Qianxiang Shiji Technology Development (Beijing) Co., Ltd.	PRC

Place of Incorporation
Consolidated Affiliated Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd.	PRC
Beijing Qianxiang Wangjing Technology Development Co., Ltd.	PRC